UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

067532101

(CUSIP Number)

Gilles Gaujal

Unibel

2 Allee De Longchamp

Suresnes, France 92150

+33 (0) 1 84 02 72 50

Copy to:

Eric Siegel, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-2757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 067532101

1.	Name of Reporting Person Unibel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,187,500 (1) (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,187,500 (1) (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,187,500 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 8,562,500 shares of Common Stock issuable upon the exercise of a warrant, the issuance and conversion of a convertible promissory note and the issuance and exercise of additional related warrants (the “Contingent Securities”). 7,812,500 shares of the Contingent Securities are issuable upon the exercise of that certain Series K Common Stock Purchase Warrant, dated November 23, 2016, by the Issuer in favor of Unibel, which may be exercised at any time or times on or after the issuance date thereof (November 23, 2016) and on or before the five (5) year anniversary of such issuance date at an exercise price of $0.88 per share, subject to adjustment. 600,000 shares of the Contingent Securities (the “Note Shares”) are issuable upon the issuance and conversion of a convertible promissory note by Issuer in favor of Unibel (the “Note”), issuable upon the Issuer achieving certain milestones and other conditions (a “closing date” being a time no later than five (5) business days after receipt by Unibel of a certification of the achievement of an applicable milestone). The number of Note Shares is calculated based upon the assumption that such milestones and other conditions were achieved and the Note converted as of the date hereof. Unibel may elect to convert its principal under the Note into Common Stock at a conversion price equal to the lower of: (i) $0.88 per share of Common Stock, or (ii) 85% of the average closing bid prices of the Common Stock over the twenty (20) consecutive trading day period immediately preceding the date of Unibel’s election to convert; but in no event lower than $0.60 per share of Common Stock. Interest on the Note will accrue at 10% per annum and may be paid in cash or stock at the Issuer’s discretion at a conversion price equal to 85% of the average closing bid prices of the Common Stock over the twenty (20) consecutive trading day period immediately preceding the payment date, but in no event lower than sixty cents ($0.60) per share of Common Stock. 150,000 of the Contingent Securities (the “2018 Warrant Shares”) are issuable upon the issuance and exercise of a warrant by Issuer in favor of Unibel. The warrant underlying the 2018 Warrant Shares is issuable upon a full conversion of the principal amount of the Note at a conversion price equal to the average closing price of the Common Stock for the twenty consecutive trading day period immediately preceding the applicable closing date. The number of 2018 Warrant Shares is calculated based on the assumption that the Note Shares were converted into Common Stock as of the date hereof. The number of 2018 Warrant Shares may change based on the date of the conversion of the Note Shares into Common Stock and will equal twenty-five percent (25%) of the number of shares that would be issuable upon a full conversion of the principal amount of the Note. The exercise price of the 2018 Warrant Shares will be the greater of seventy cents ($.70) and 120% of the average closing bid prices of the Common Stock on the principal trading market for the twenty (20) consecutive trading day period immediately preceding the applicable closing date.

(2)

The beneficial ownership of shares of Common Stock and the calculation of the percentage beneficial ownership thereof of Unibel set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by Unibel by reason of the Investor Rights Agreement (as defined and described in the Schedule 13D, filed with the SEC on December 2, 2016 by Unibel).

2

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed on December 2, 2016 (the “Initial 13D”) by Unibel, a société anonyme à directoire et conseil de surveillance (“Unibel”), relating to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”).  Except as amended herein, the Initial 13D is unchanged and remains in effect.  Capitalized terms used herein but not otherwise defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Initial 13D.

Item 3.   Source and Amount of Funds of Other Consideration.

Item 3 of the Initial 13D is hereby amended and restated as follows:

Unibel holds shares of the Issuer’s Common Stock and a warrant to purchase shares of Common Stock, and the right to receive a convertible promissory note convertible into Common Stock and a warrant to purchase shares of Common Stock upon a closing date, that were acquired with Unibel’s own funds.  Unibel has invested an aggregate sum of ten million dollars as of the date hereof, and has agreed to invest an additional one million dollars pursuant to the purchase agreement for the Note (as defined in Item 4, below), subject to the Issuer meeting certain milestones and other conditions.

Item 4.   Purpose of Transaction.

Item 4 in the Initial 13D is hereby amended by adding the following information:

As of February 13, 2018, pursuant to a Securities Purchase Agreement (the “February 2018 Securities Purchase Agreement”), Unibel purchased a Convertible Promissory Note (the “Note”), convertible into 600,000 shares of Common Stock (calculated assuming that the Issuer has achieved certain milestones and other conditions and based on the conversion price as of the date hereof described in note (1) above) and warrant coverage (the “February 2018 Warrant”) of 25% of the number of shares that would be issuable upon a full conversion of the principal amount of the Note at a conversion price equal to the average closing price of the Common Stock for the twenty consecutive trading day period immediately preceding the applicable closing date. If any principal amount remains outstanding after the one-year anniversary of the closing, Unibel will be granted an additional warrant with identical terms. The February 2018 Warrant is exercisable for a period of three years for cash at the greater of 120% of the closing price or $0.70 per share of Common Stock.  Reference is made to Item 1.01 of the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on February 14, 2018, which item is incorporated by reference.

Unibel acquired the Note and the February 2018 Warrant from the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as follows:

(a)  Reference is made to rows 7, 9, 11 and 13 of the cover page, which items are incorporated by reference.  The calculation of percentage of beneficial ownership in such row 13 was calculated based on 119,178,967 shares of Common Stock, which was calculating by adding the 750,000 shares of Common Stock (the sum of the Note Shares and the 2018 Warrant shares, calculated assuming that the Issuer has achieved certain milestones and other conditions and based on the conversion price as of the date hereof described in note (1) above) issuable upon the conversion of the Note and the exercise of the February 2018 Warrant  to the 118,428,967 shares of Common Stock outstanding as of November 6, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

(b)  Unibel has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  Unibel has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  Unibel does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  The transactions described in Item 4 herein, which are incorporated by reference into this Item 5(c), represent all of the transactions in the securities of the Issuer that were effected in the past sixty days by Unibel.  Except as set forth in Item 4, within the last 60 days, no reportable transactions were effected by Unibel.

Item 6.   Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 in the Initial 13D is hereby amended by adding the following at the end thereof:

Reference is made to the descriptions of the February 2018 Securities Purchase Agreement, the Note and the February 2018 Warrant, which descriptions are set forth in Item 4 and which are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2018

UNIBEL

By:	/s/ Gilles Gaujal
Name:	Gilles Gaujal
Title:	General Secretary